ALMERE, The Netherlands
July 8, 2013

ASM INTERNATIONAL N.V. ANNOUNCES APPOINTMENT OF MR. J.C. LOBBEZOO AS CHAIRMAN OF THE SUPERVISORY BOARD

ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announces that its Supervisory Board has appointed its member Mr. J.C. Lobbezoo to serve as its chairman.

Mr. Lobbezoo will succeed Mr. G.J. Kramer whose term as chairman and member of the Supervisory Board ended at the 2013 Annual General Meeting of Shareholders ("AGM").

Mr. Lobbezoo has been a member of the Supervisory Board since May 2009 and was reappointed at the 2013 AGM for a period of four years.

Mr. Lobbezoo has also been appointed as a member of the Nomination, Selection and Remuneration Committee ("NSR Committee"). Mr. M.C.J. van Pernis has been appointed as new chairman of the NSR Committee.

Mr. Lobbezoo has resigned as chairman of the Audit Committee and will be succeeded by Mr H.W. Kreutzer. Mr Lobbezoo will continue as a member of the Audit Committee.

With the appointment of Mr Lobbezoo in the vacancy of chairman the Supervisory Board will be reduced from six to five members and consequently will be composed as follows: J.C. Lobbezoo (chairman), J.M.R. Danneels, H.W. Kreutzer, M.C.J. van Pernis and U.H.R. Schumacher.

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500

Mary Jo Dieckhaus
T: +1 212 986 2900

Media contact:
Ian Bickerton
T: +31 625 018 512

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